SE

19010311

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing

MAR 18 2019

Washington, DC

| SEC FILE NUMBER |
|---|
| 8-67356 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING Janaury 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MD Global Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Park Avenue Suite 2010/2011

(No. and Street)

| New York, | NY | 10016 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Miller 917-620-6006

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WWC PC

(Name – *if individual, state last, first, middle name*)

| 2010 Pioneer Court | San Mateo | CA | 94403 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

## OATH OR AFFIRMATION

I, Owen May, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MD Global Partners, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

BENJAMIN CHARLES BARILLON
Notary Public - State of New York
NO. 01BA6373832
Qualified in King County
My Commission Expires Apr 16, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Shareholders
of MD Global Partners, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of MD Global Partners, LLC as of December 31, 2018, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MD Global Partners, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of MD Global Partners, LLC's management. Our responsibility is to express an opinion on MD Global Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MD Global Partners, LLC's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Schedule I-Computation of Net Capital Under Rule 15c3-1, and Exemption Report on Schedule II-Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Exemption Report on Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of MD Global Partners, LLC's financial statements. The supplemental information is the responsibility of MD Global Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital Under Rule 15c3-1, and Exemption Report on Schedule II-Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Exemption Report on Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.
WWC, P.C.
We have served as MD Global Partners, LLC's auditor since December 12, 2018.

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
EMAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

San Mateo, CA
March 13, 2019

MD Global Partners, LLC
Statement of Financial Condition
December 31, 2018

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 40,995 |
| Deposits with clearing broker | 50,000 |
| Placement Fee Receivable | 111,437 |
| Deposits and other | 5,882 |
| Total Assets | 208,314 |
| **Liabilities** | |
| Accounts payable and accrued expenses | 41,746 |
| Payable to clearing broker | 2,647 |
| Commissions Payable | 131,722 |
| Total Liabilities | 176,115 |
| **Member's Equity** | |
| Member's Equity | 32,199 |
| Total member's equity | 32,199 |
| Total liabilities and member's equity | $ 208,314 |

MD Global Partners, LCC
Statement of Income
For the year ended December 31, 2018

| | | |
|---|---|---|
| **Revenue** | | |
| Fee based income | $ | 2,309,978 |
| Commission income | | 46,260 |
| Other income | | 12,117 |
| Total Income | | 2,368,355 |
| **Expenses** | | |
| Commissions expense | | 1,938,079 |
| Other compensation | | 214,068 |
| Clearance | | 15,329 |
| Professional fees | | 4,783 |
| Rent | | 44,511 |
| Regulatory | | 13,296 |
| Travel and entertainment | | 45,343 |
| Other operating expenses | | 29,394 |
| Total expenses | | 2,304,803 |
| **Net Income** | $ | 63,552 |

MD Global Partners, LCC
Statement of Changes in Member's Equity
For the year ended December 31, 2018

| | | |
|---|---|---|
| **Member's Equity January 1, 2018** | $ | 78,810 |
| Capital distributions | | (110,163) |
| Net Income | | 63,552 |
| **Member's Equity December 31, 2018** | $ | 32,199 |

MD Global Partners, LCC
Statement of Cash Flows
For the year ended December 31, 2018

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 63,552 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities | | |
| (Increase) decrease in operating assets | | |
| Receivable from clearing organizations | 72 | |
| Placement Fees Receivable | 10,313 | |
| Deposits and Other | 3,678 | |
| Increase (decrease) in operating liabilities | | |
| Commissions Payable | 8,803 | |
| Accounts payable and accrued expenses | 27,774 | |
| Payable to clearing broker | 2,647 | |
| Total adjustments | | 53,287 |
| Net cash and cash equivalents provided by (used in) operating activities | | 116,839 |
| **Cash flow from financing activities** | | |
| Capital distributions | (110,163) | |
| Net cash and cash equivalents provided by (used in) financing activities | | (110,163) |
| **Net increase (decrease) in cash and cash equivalents** | | 6,676 |
| **Cash at December 31, 2017** | | 34,319 |
| **Cash at December 31, 2018** | | $ 40,995 |
| **Supplemental disclosure of cash flow information** | | |
| Interest payments | | $ 383 |

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General

Black Capital Partners, LLC was formed on November 21, 2005 in Delaware and commenced operations on April 1, 2006. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934, became a member of the Financial Industry Regulatory Authority ("FINRA") on September 18, 2006 and is a member of the Securities Investor Protection Corporation ("SIPC"). In 2007, the Company changed its name to May Davis Partners, LLC and in 2009 the Company changed its name to MD Global Partners, LLC (the "Company").

The Company provides a variety of broker-dealer services that include placement agent (or finder) for hedge funds and private equity funds; third party marketing and providing M&A advisory services, including buyside transactions; buyouts, including management-led buyouts; recapitalizations; review of strategic alternatives; sellside transactions/exclusive sales; special committee representation, spin-offs, and strategic partner and joint venture agreements. The Company also advises and assists foreign issuers regarding private placements of debt and equity in the U.S. and M&A transactions with potential U.S. companies.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

### Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivables are recorded and stated at face value when collectability is reasonably assured. Consequently, an allowance for doubtful accounts is not considered necessary in these cases. The Company incurred no bad debt expense in 2018.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

## Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with RBC Capital Markets ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2018 was $50,000.

## Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the member and no provision or liability for Federal Income Taxes is included in these financial statements. However, the Company is subject to the New York City Unincorporated Business Tax.

The Company is required to file income tax returns in both state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state and local purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2018, the taxing authorities have not proposed any adjustment to the Company's tax position.

**Note 4: OCCUPANCY**

The Company leases space under an agreement that became effective on March 1, 2012. The lease addendum stipulates a monthly base fee of $4,000 per month with a 30-day exit notice. Occupancy expense for the year ended December 31, 2018 was $44,511 with one month free due to a change in office location. As of December 31, 2018, the Company had an outstanding commitment of $12,000 for an office lease agreement expiring on March 31, 2019. The Company had a security deposit in the amount of $5,560

**Note 5: CONCENTRATIONS OF CREDIT RISK**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

**Note 6: COMMITTMENT AND CONTINGENCIES**

The Company was named as a co-defendant in an arbitration claim brought by one of its private placement clients. The claim resulted in the suspension of a fees owed the Company, one of which was due on December 31, 2018. A settlement agreement was signed with all parties on February 28, 2019. This agreement restored the payment due the Company on December 31, 2018, as well as certain subsequent payments due the Company in 2019.

**Note 7: GUARANTEES**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

**Note 8: SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, except for the settlement disclosed in Note 6 above, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $17,959 which was $6,394 in excess of its required net capital of $11,565 and the Company's ratio of aggregate indebtedness of $173,468 to net capital was 9.66 to 1, which is less than the 15 to 1 maximum allowed.

MD Global Partners, LLC
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

| | | | | |
|---|---|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | | | |
| Member's equity | $ | 32,199 | | |
| Deductions and/or charges | | | | |
| Non-allowable assets | | | | |
| Fees receivable | $ | (8,358) | | |
| Due from Broker | | (322) | | |
| Other assets | $ | (5,560) | | |
| Total Non-allowable assets | $ | (14,240) | | |
| **Net Capital** | | 17,959 | | |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | | | |
| Total aggregate indebted liabilities from Statement of Financial Condition | | | | 173,468 |
| Percentage of aggregate indebtedness to Net Capital | | | | 966% |
| Percentage of debt to debt-equity total computed in accordance with Rule I 5c3-1 (d) | | | | – |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | | | |
| Minimum Net Capital (6.67% of 173,468) | | | $ | 11,565 |
| Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement | | | $ | 5,000 |
| Net Capital Requirement | | | $ | 11,565 |
| Excess Net Capital | | | $ | 6,394 |
| Net Capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital | | | $ | 612 |

MD Global Partners, LLC
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

| | | |
|---|---|---|
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 20XX | | |
| Net Capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 9,608 |
| Decrease in Liabilities | | 8,351 |
| Net capital per the preceding | $ | 17,959 |

MD Global Partners, LLC
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of MD Global Partners, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report, in which (1) MD Global Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MD Global Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under paragraph (k)(2)(ii) (exemption provisions) and (2) MD Global Partners, LLC stated that MD Global Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MD Global Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MD Global Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WWC, P.C.

WWC, P.C.
San Mateo, CA
March 13, 2019

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

**MD Global Partners LLC**
**2 Park Avenue, Suite 2010/2011**
**New York, NY 10016**

MD Global Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Owen May, affirm that, to my best of my knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Managing Member

March 14, 2019